Underlying sales growth (USG), underlying volume growth (UVG) and underlying price growth (UPG) are non-GAAP measures (see page 7) UNILEVER TRADING STATEMENT FIRST QUARTER 2022 Performance highlights Underlying performance GAAP measures vs 2021 vs 2021 Underlying sales growth (USG) 7.3% Turnover €13.8bn 11.8% Quarterly dividend payable in June 2022 €0.4268 per share • Underlying sales growth of 7.3%, with 8.3% price and (1.0)% volume • Turnover increased by 11.8%, including a currency impact of 3.5% • Quarterly dividend maintained at €0.4268 per share • First €750 million tranche of up to €3 billion share buyback programme commenced “We are executing well in a very challenging input cost environment. Underlying sales growth of 7.3% was driven by strong pricing, with a limited impact on volume in the quarter. This performance was delivered against the backdrop of significant rises in input costs that have further accelerated through the first three months of the year, and the human tragedy of the war in Ukraine. The delivery of another solid quarter of sales growth builds on the improved growth momentum that we achieved in 2021 and is underpinned by Unilever’s increased focus on operational excellence as well as disciplined adherence to our chosen strategic priorities. We are maintaining strong investment in our top brands, growing our thirteen billion+ Euro brands by 8.8% in the quarter. eCommerce sales now represent 14% of turnover following another quarter of strong double-digit growth. Our priority markets of the USA, India and China all grew competitively. We continue to reshape our portfolio into high growth spaces, with Prestige Beauty and Functional Nutrition again growing strongly. We remain on track to deliver the previously announced, simpler, more category-focused organisation structure on 1 July 2022. There is more to do as we navigate our business through unprecedented cost inflation, but we are making good progress. We are committed to sustaining this step-up in our growth and competitiveness.” 28 April 2022 STRONG EXECUTION IN CHALLENGING CONDITIONS Alan Jope: Chief Executive Officer statement

Underlying sales growth (USG), underlying volume growth (UVG) and underlying price growth (UPG) are non-GAAP measures (see page 7) 2 We continue to expect input cost inflation of around €2.1 billion in the first half, but the outbreak of war in Ukraine and the related increase in raw material inflation have raised our cost forecast for the second half of 2022. We currently expect input cost inflation for H2 to be around €2.7 billion. This period of unprecedented inflation requires us to take further pricing action with some impact on volume as a result. We now expect underlying sales growth in 2022 to be towards the top end of the previously guided range of 4.5% to 6.5%. We will ensure that we protect the health of our brands as we continue to invest competitively in marketing, R&D and capital expenditure. We expect underlying operating margin for the first half to be within our guided 2022 range of 16% - 17%. As a result of the forecast increase in costs in the second half, we currently expect the full year underlying operating margin to be at the bottom end of that range. The greatest area of uncertainty and volatility is around the costs, and we will update with our half year results. We expect to restore margin through pricing, mix and savings delivery during 2023 and 2024, as market conditions normalise. Our market context: High input cost inflation has been widespread across our markets and rose further during the first quarter as the war in Ukraine impacted global markets and commodities. While restrictions have been eased in many markets, Covid-19 continues to affect consumers and operations, particularly in countries that have implemented new restrictions and lockdowns. In most of the markets in which we operate, market growth was driven by price which had an impact on volumes. India, China and Brazil saw price-led market growth coupled with softer volumes. Market volumes increased in Indonesia, Philippines and Vietnam while market conditions in Thailand remained challenging. In Turkey, inflation increased further during the first quarter. In Europe, several markets declined in value while there was price-driven market growth in North America. Unilever overall performance: Our priority is sustained, competitive growth, delivered through strong brands and our continued drive for operational excellence across the value chain. Underlying sales growth was 7.3% with 8.3% from price and (1.0)% from volume and all Divisions grew strongly. Price stepped up further from the levels seen in the fourth quarter with some negative impact on volume, most notably in Home Care which took the strongest pricing action, leading to growth of 9.2% over the period. Beauty & Personal Care grew 7.1% in the quarter, driven by price and continued strong growth in Prestige Beauty and vitamins, minerals and supplements. Foods & Refreshment grew 6.5% through price. Volumes in food solutions and out-of-home ice cream improved as both continued to benefit from channels reopening. This helped offset most of the volume decline in in-home channels which lapped high demand during lockdowns in 2021. Emerging markets grew by 9.5% with a 10.1% contribution from price, with volumes slightly negative. Pricing in Latin America was particularly strong at 16.4% with volumes contracting by 5.7%. Developed markets increased by 4.1%, with 5.7% from price and (1.5)% from volume. North America grew by 8.5%, through both price and volume increases, while sales grew by 0.7% in Europe as price growth was accompanied by a decline in volumes. Turnover increased 11.8% to €13.8 billion, which included a positive currency impact of 3.5% and 0.6% from acquisitions net of disposals. In January 2022, we announced a new organisation for Unilever that is simpler, more category-focused, and organised around five Business Groups. We have been making the changes needed to deliver the new organisation and are on track for launch from the middle of the year. We expect the new structure to generate around €600 million of cost savings over two years and to be achieved within existing restructuring investment plans. On 23 March, we commenced the first tranche of €750 million of the share buyback programme of up to €3 billion that was announced on 10 February 2022. We expect the announced sale of our global tea business to complete in the second half of 2022. Outlook for 2022 FIRST QUARTER OPERATIONAL REVIEW

FIRST QUARTER OPERATIONAL REVIEW: DIVISIONS

(unaudited)	First Quarter 2022			
	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever	**13.8**	**7.3**	**(1.0)**	**8.3**
Beauty & Personal Care	5.7	7.1	(0.3)	7.4
Home Care	3.0	9.2	(2.9)	12.5
Foods & Refreshment	5.1	6.5	(0.6)	7.1

Beauty & Personal Care

Beauty & Personal Care underlying sales grew 7.1%, with 7.4% from price and (0.3)% from volume.

Deodorants posted high single-digit growth, helped by technology-driven innovations behind **Dove** and **Rexona**, as well as **Axe** making a strong start to the year. Hair posted mid single-digit growth driven by both styling and wash & care. **Sunsilk** and **TRESemmé** contributed strongly with price-led growth while **Suave** declined. Skin cleansing delivered high single-digit growth with **Dove**, **Lux** and **Lifebuoy** performing well, but volumes declined in a contracting market. Skin care grew low single-digit driven by North Asia and South Asia while sales in North America were flat. Prestige Beauty had another quarter of double digit-growth, on top of a very strong prior year comparator, when the health and beauty channel re-opened. **Hourglass** and **Living Proof** started strongly into the year supported by the premium hair and make-up categories bouncing back.

Home Care

Home Care underlying sales grew 9.2%, with 12.5% from price and (2.9)% from volume, lapping a very strong prior year comparator and facing contracting market volumes.

Fabric cleaning achieved a strong start to the year, with double-digit, price-led growth across most markets and volumes declining only marginally. **OMO** continued to successfully drive the liquids market development in India, while newer formats such as capsules grew strongly in both China and Europe. Fabric enhancers delivered low single-digit growth, benefitting from a good start to the year in India, China and Turkey, partially offset by declines in the United Kingdom and South-East Asia. Home and hygiene saw modest growth, with strong pricing being offset by negative volumes against the backdrop of a strong prior year comparator. **Domestos** further built on the growth of recent years, led by our bleach portfolio.

Foods & Refreshment

Foods & Refreshment underlying sales grew 6.5%, with 7.1% from price and (0.6)% from volume.

Foods delivered high single-digit growth with strong pricing in all key geographies. **Hellmann's** posted double-digit growth against a strong baseline in the prior two years, supported by the successful 'Superbowl' campaign. **Knorr** continued to evolve the portfolio by responding to consumer needs in fast-growing segments such as plant-based innovations in Latin America and focused Veganuary activations in Europe. Food solutions grew double-digits, taking the turnover above 2019 levels.

Ice cream growth in the first quarter was driven by double-digit increases in the out-of-home channel, while in-home sales were slightly down. Out-of-home sales benefitted from the easing of restrictions in Europe and the sell-in ahead of an anticipated stronger ice cream season, as well as a good performance in China. **Magnum** continued its strong growth momentum, helped by launching its core "Remix" innovation, a twist on the classic **Magnum** stick.

Underlying sales growth (USG), underlying volume growth (UVG) and underlying price growth (UPG) are non-GAAP measures (see page 7)

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FIRST QUARTER OPERATIONAL REVIEW: GEOGRAPHICAL AREA

(unaudited)	First Quarter 2022			
	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever	**13.8**	**7.3**	**(1.0)**	**8.3**
Asia/AMET/RUB	6.6	9.1	0.5	8.5
The Americas	4.5	9.0	(1.0)	10.0
Europe	2.7	0.7	(4.4)	5.4

(unaudited)	First Quarter 2022			
	Turnover	USG	UVG	UPG
	€bn	%	%	%
Emerging markets	8.3	9.5	(0.6)	10.1
Developed markets	5.5	4.1	(1.5)	5.7
North America	2.8	8.5	1.8	6.6
Latin America	1.7	9.8	(5.7)	16.4

Asia/AMET/RUB

Underlying sales grew 9.1%, with 8.5% from price and 0.5% from volume. India posted double digit-growth led by price while holding volumes flat. This was achieved by a particularly strong Home Care performance with market share gains across all price tiers and regions. China delivered mid single-digit, volume-driven growth with continued momentum from eCommerce and a strong quarter in skin care and ice cream. South-East Asia started to bounce back, posting mid single-digit growth, on the back of markets recovering from Covid-19 impacts. Indonesia returned to growth, after focused interventions to improve competitiveness and strengthen the infrastructure of distributor trade. In Turkey, price growth increased further while growing volume. Africa grew double-digits driven by strong price growth and slightly negative volumes. We announced that we will no longer invest in Russia, but we will continue providing the local population with basic products. Our Russian business represents 1% of group turnover while our Ukraine operations have been significantly constrained.

The Americas

Underlying sales growth in North America was 8.5%, with 6.6% from price and 1.8% from volume. Prestige Beauty, functional nutrition and food solutions all continued their strong momentum, delivering double-digit growth. Hair care and dressings also posted double-digit, price-led growth, with volumes declining marginally.

Latin America grew 9.8%, with 16.4% from price and (5.7)% from volume. All three Divisions landed double-digit pricing, as a response to rising commodity inflation and currency devaluations. In the context of double-digit pricing across most countries, volumes declined in Brazil and Chile while volumes were almost flat in Argentina.

Europe

Underlying sales grew 0.7%, with 5.4% from price and (4.4)% from volume. Most markets in Europe were in volume decline as consumer demand was impacted by price increases across all categories. Ice cream lapped strong in-home sales in the prior year when Covid-19 restrictions across countries boosted in-home consumption. In contrast, the out-of-home ice cream business benefitted from fewer restrictions in the quarter and a stronger sell-in ahead of the ice cream season. Home Care declined mid single-digit, while Beauty & Personal Care sales were flat, with price gains offset by negative volumes.

Underlying sales growth (USG), underlying volume growth (UVG) and underlying price growth (UPG) are non-GAAP measures (see page 7)

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5 As previously disclosed, Unilever is involved in a number of ongoing investigations by national competition authorities, including those of France, Portugal and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters. Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance its internal competition law training and compliance program on an ongoing basis. The Board has declared a quarterly interim dividend of Q1 2022 of £0.3590 per Unilever PLC ordinary share or €0.4268 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 26 April 2022. The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date: Per Unilever PLC ordinary share (traded on the London Stock Exchange): £ 0.3590 Per Unilever PLC ordinary share (traded on Euronext in Amsterdam): € 0.4268 Per Unilever PLC American Depositary Receipt: US$ 0.4555 The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 26 April 2022. US dollar cheques for the quarterly interim dividend will be mailed on 16 June 2022 to holders of record at the close of business on 20 May 2022. The quarterly dividend calendar for the remainder of 2022 will be as follows: Announcement Date Ex-Dividend Date Record Date Payment Date Q1 2022 Dividend 28 April 2022 19 May 2022 20 May 2022 16 June 2022 Q2 2022 Dividend 26 July 2022 4 August 2022 5 August 2022 1 September 2022 Q3 2022 Dividend 27 October 2022 17 November 2022 18 November 2022 9 December 2022 On 23 March, we commenced the first €750 million tranche of the share buyback programme of up to €3 billion over two years that was announced on 10 February 2022. COMPETITION INVESTIGATIONS DIVIDENDS AND SHARE BUYBACKS

SEGMENT INFORMATION - DIVISIONS

(unaudited)

First Quarter	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)				
2021	5,034	2,604	4,690	12,328
2022	5,742	2,923	5,117	13,782
Change (%)	14.1	12.3	9.1	11.8
Impact of:				
Acquisitions (%)	1.6	0.3	0.0	0.7
Disposals (%)	0.0	0.0	(0.2)	(0.1)
Currency-related items (%), of which:	4.8	2.5	2.7	3.5
Exchange rates changes (%)	4.4	2.0	2.4	3.1
Extreme price growth in hyperinflationary markets (%)*	0.4	0.5	0.3	0.4
Underlying sales growth (%)	**7.1**	**9.2**	**6.5**	**7.3**
Price* (%)	7.4	12.5	7.1	8.3
Volume (%)	(0.3)	(2.9)	(0.6)	(1.0)

SEGMENT INFORMATION – GEOGRAPHICAL AREA

(unaudited)

First Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)				
2021	5,958	3,795	2,575	12,328
2022	6,640	4,496	2,646	13,782
Change (%)	11.4	18.5	2.8	11.8
Impact of:				
Acquisitions (%)	0.3	1.4	0.7	0.7
Disposals (%)	(0.1)	(0.0)	(0.2)	(0.1)
Currency-related items (%), of which:	2.0	7.2	1.4	3.5
Exchange rates changes (%)	1.9	6.1	1.4	3.1
Extreme price growth in hyperinflationary markets (%)*	0.1	1.1	(0.0)	0.4
Underlying sales growth (%)	**9.1**	**9.0**	**0.7**	**7.3**
Price* (%)	8.5	10.0	5.4	8.3
Volume (%)	0.5	(1.0)	(4.4)	(1.0)

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Underlying sales growth (USG), underlying volume growth (UVG) and underlying price growth (UPG) are non-GAAP measures (see page 7)

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7 In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below). Underlying sales growth (USG) Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided on page 6. Underlying price growth (UPG) Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out on page 6. Underlying volume growth (UVG) Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out on page 6. NON-GAAP MEASURES

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Unilever Group's (the 'Group') emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021.

ENQUIRIES

Media: Media Relations Team

UK	+44 78 2527 3767	lucila.zambrano@unilever.com
or	+44 77 7999 9683	JSibun@tulchangroup.com
NL	+31 10 217 4844	els-de.bruin@unilever.com
or	+31 62 375 8385	marlous-den.bieman@unilever.com

Investors: Investor Relations Team

+44 20 7822 6830 investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results

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